Contact

www.linkedin.com/in/darlington-onyeagoro-64046634 (LinkedIn)
www.aladdin.ng/ (Personal)

Top Skills

Management
Business Strategy
Analysis

Languages

English

Publications

It IS Okay To Have A Bad Boss

Darlington Onyeagoro

Co-founder/CEO at Aladdin Digital
Nigeria

Summary

Darlington Onyeagoro is an experienced, practical and outcome-oriented Strategy and product development consultant with over 14 years of Retail, Microfinance Banking and Fintech experience.
I have a strong passion for Process improvement, the Fintech Start-up space, Software prototyping, creating practical innovative solutions to solve life's everyday problems.

Darlington has worked in some prestigious indigenous companies and some multi-national companies. He began his career in GTBank and have worked in Diamond Bank, Primera Africa and was a pioneer director of Opay and the pioneer MD of Okash - a sister company to Opay licensed by the CBN as an MFB.

Darlington is the Founder/CEO of Aladdin Digital Bank, the World's first digital bank with an integrated marketplace fostering meaningful, social and commercial interactions between her customers.

Darlington is also the founder of The Blacklist (blacklistng.com)- an alternative database for chronic debtors and fraudulent people as reported by verified online lending companies (FinTech). The Blacklist has aggregated data from over 100 FinTech lenders till date and still growing and has partnership with CRC Credit Bureau and plans to aggregate data from all Credit Bureaus in Nigeria.

He is also a Learning facilitator and design consultant with experience in Curriculum design, Class Room Based Training (Soft Skills & Microsoft Office Suites) and E-Learning course-ware development using Articulate Storyline.

Darlington is the Author of "It's Okay to Have a Bad Boss"- an inspirational book that provides practical tips on how to work with your boss.

Darlington is driven by one major goal. To design products and proffer solutions to existing problems on a global scale.

Experience

Aladdin Digital

Co-founder/CEO

July 2020 - Present (3 years 6 months)

Delaware, United States

Aladdin is Africa's first community based super bank app which is designed to support her economy.

80% of Africa's economy is powered by Gig workers and SMEs who today are beginning to migrate their businesses and services on-line but are using several apps (with fragmented solutions) to run their business.

Aladdin is changing all that by providing them with an Ecosystem of every solution they need- a marketplace, a community and financial tools.

Aladdin is poised to become the super App for Africa, same way, that we have Wechat, Alipay, Gojek, Grab, Line etc. as super apps running thousands of mini Programs at the same time serving 100s of millions of people.

At Aladdin Bank, we will keep adding other APIs, SDKs and mini programs that we find useful to the Aladdin community as we spread across Africa.

We believe this model is the future and we have decided to bring the future to the present.

Avance Systems

Founder, Avance

June 2022 - Present (1 year 7 months)

Lagos State, Nigeria

Avance is Fintech Service platform helping businesses, government agencies and individuals to analyze their bank transactions in a bid to discovering irregular and excess bank charges and then help them recover such funds from their banks.

Blacklistng

Founder, Restructure

April 2019 - Present (4 years 9 months)

Lagos, Nigeria

Restructure is designed to enable lenders to collect their debt by helping as many people as possible become debt free via flexible, customisable repayment options tied to rewards.

Our platform is designed to use ethical strategies to help debtors become debt free by allowing lenders to create Special Campaigns with specialised offers designed to encourage their debtors especially debtors who need a better deal to pay back their debts with ease.

The platform has both the lender and User dashboards. Users are sent a unique link to their personal dashboard from where they can select their preferred payment plan. As members make their payments and stick to their payment plans and meet the requirement milestones, their credit score gets improved and they also get milestone rewards.

Opera Software AS

MD Okash Nigeria

May 2018 - February 2020 (1 year 10 months)

Lagos, Nigeria

Please note that Opay is a sister company to Opera and so at some point I served as MD for Okash under Opera and at the same time as Director for different roles under Opay. I was among the 6 pioneer Directors for Opera and Opay's businesses in Nigeria.

For Okash, I handled business development, product development, strategy formulation & execution, people management

- Ensure all employees buy into the vision.
- Setting strategic direction of the company
- Implementing new processes and procedures
- Setting company-wide KPI’s
- Setting company budgets and forecasts

Some Projects:
- Recruited Okash employees in Nigeria (300+)
- Acquired a Microfinance license
- Obtained CBN approval to operate in Nigeria
- Helped design the Okash mobile lending App

- Specialized lending to 2 million govt. staff.
- Lending to 24 million interswitch clients
- Set-up Opay Call Centre and CRM platform
- Launched the first facial recognition system

OPay

9 months

Director of Operations and Procurement (Oride)

May 2019 - July 2019 (3 months)

Lagos, Nigeria

Opay is a $2 Billion Unicorn based in Africa. I was one the 5 founding directors and worked in various capacities.

I worked with the Oride Beijing team to launch Oride (the bike hailing arm of Opay) in Nigeria. Worked with relevant teams to procure and assemble over 10,000 bikes, recruit first set of riders and ensured all materials needed for launch was made available

Director of Operations (OFood)

January 2019 - April 2019 (4 months)

Lagos, Nigeria

Designed operational modalities and plan for the launch of OFood platform that aggregates thousands of restaurants and connects them to millions of Opay app users.

Director of Analytics & Insights

November 2018 - March 2019 (5 months)

Lagos, Nigeria

Deep dive into Opay performance, MIS and Fraud Analysis

Primera Africa Finance Group

2 years

Head, Product & Strategy Development

February 2018 - May 2018 (4 months)

Victoria Island, Lagos

Lead the Strategy and product design team

Senior Product Development Manager

June 2016 - January 2018 (1 year 8 months)

Lagos, Nigeria

. Product conceptualisation and design

• Strategic planning content development
• Business intelligence & Analysis
• Project management
• Initiate & lead process improvement drives
• Resource mobilisation towards goals
• Track organisational productivity
• Evaluate initiatives for improvement
• Analyse data on emerging market trends
• Prepare performance dash boards in Im
• Monitor compliance standards
• Maintain an accurately resource records
• Maintain an update issues logged
• Carry out research and submit reports
• Prepare product packs & training manuals
• Develop section work plans & budget
• Develop and monitor pilot tests
• Conduct a review of the Product policy

OranjOne Limited

Product Development Specialist

May 2015 - June 2016 (1 year 2 months)

Lagos

• Creation management metrics.
• Development and maintenance of standards
• Investigate and address customer complaints
• Work cross functionally to resolve issues
• Core process mapping and content expertise
• Maintain and manage Call intensity metrics
• Execute UAT for large complex projects
• Create innovative learning approach
• Act as product owner for learning solution
• Craft a high level design for learning solution
• Embed measurement into course design
• Review course design
• Collaborate with the facilitation team
• Coordination of learning programs.
• Influence learning deployment

Diamond Bank Plc

4 years 5 months

Learning and Development Consultant

December 2013 - February 2015 (1 year 3 months)

Lagos, Nigeria

Design and develop instructional material for learning. Utilize effective needs analysis, project management, course development, and evaluation skills. Develop entry and advanced level courses for all level of staff. Design eLearning courses using multimedia technology and authoring tools such as Articulate and Ispring. Acts as liaison between R & D and I.D. in determining needs of different courses and appropriate method of delivery.

Skill Analysis:

Ability to manage organisational change
Proficient at managing existing day-to-day processes while developing and implementing new business strategies in dynamic and high-pressure environments, requiring the ability to multi-task and effectively manage staff relationships.

Understanding of industrial relations
Ability to remain abreast of constantly evolving industrial relations and laws. Highly skilled at processing this technical information and advising businesses as to their obligations and responsibilities.

Training & Development
Excellent understanding of the entire learning and development value chain from Training Needs Analysis, to Content Development, Training Execution and Evaluation.
Great Facilitation skills
Adapt in communicating at all levels, recognizing the importance of two-way communication.
Proficient in E-learning and Instructional design- Can use E-learning Authoring tools such as Articulate Storyline, Camtasia, Ispring, Adobe Captivate, Lectora Inspire, Balaboka, Adobe After Effects, Bluff Titler, Corel Draw, Photoshop and Microsoft Suite
Proficient in appropriate time management to provide on-time service delivery.
Good communicator with excellent interpersonal and communication skills. Good command of English, both written and spoken.

I am considered passionate about my work, well organized I get on well with people from all backgrounds and of all ages. I am very conscientious, patient and a have good sense of humor.

Senior Product Strategy & Development Manager
October 2010 - December 2013 (3 years 3 months)
Lagos,Nigeria

a. Daily /Weekly/Monthly Sales Report
b. Retail Liability Performance Report
c. Regional Cumulative Account Report
d. Retail Total Laibility Fee Income Report
e. Retail Average Balance performance Report
f. Fund Retention/Attrition Analysis
g. Retail product Cross-Sale Analysis
h. Budget Allocation Analysis
i. Dormant Account Reactivation Report
j. Card Penetration Analysis
k. Accounts opened with zero balance report
l. Regional/Branch MPR Analysis.
m. Excel Automation

GTBank
Product Strategy & Development Officer
July 2008 - October 2010 (2 years 4 months)
Lagos, Nigeria

Function:
To design, develop and promote retail products (liability & Assets) for the identified sub- business segment of the consumer banking business in line with the organisations focus.

• Initiate & obtain approval for new products
• Design customer value propositions
• Develop criteria for qualifying loan requests
• Ehancements of existing propositions
• Conducting customer surveys

Education

Federal University of Technology Owerri
Engineer's Degree, Mechanical Engineering · (1999 - 2004)